[Letterhead of Northwest Biotherapeutics]

October 20, 2014

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler, Assistant Director

Ms. Christina De Rosa

Mr. Daniel Greenspan

Re:	Northwest Biotherapeutics, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed April 1, 2014

File No. 001-35737

Ladies and Gentlemen:

On behalf of Northwest Biotherapeutics, Inc. (the “Company”), this letter responds to your letter, dated September 29, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “Annual Report”), filed on April 1, 2014. Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Item 1. Business, page 1

Intellectual Property and Orphan Drug Designation, page 16

1.	We note your disclosure that you have over 180 issued and pending patents worldwide. Please expand your patent disclosure to specify, for each of your most material patents and patent applications:

•	the product or technology to which it relates;

•	the type of patent protection (e.g., composition, use, etc.);

•	the specific jurisdictions in which such patents or applications are issued or pending; and

•	the expiration date or expected expiration date, if issued.

In response to the Staff’s comment, the Company proposes to revise the discussion of its intellectual property in its Annual Report for the year ending December 31, 2014 as set forth in Annex A hereto.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Linda Powers, President and Chief Executive Officer, or Leslie Goldman, Senior Vice President, Business Development at (240) 497-9024.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers

President and Chief Executive Officer

cc:	Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

Reed Brodsky, Gibson, Dunn & Crutcher LLP

William Scherman, Gibson, Dunn & Crutcher LLP

ANNEX A

REVISED DISCLOSURE

Intellectual Property and Orphan Drug Designation

We have an integrated strategy for protection of our technology through both patents and other mechanisms, such as Orphan Drug status. As of December 31, 2013, we have over 112 issued and 68 pending patent applications worldwide, grouped into 17 patent families. Of these, 73 issued patents and 46 pending patent applications relate to our DCVax products. In the US and Europe, some of our patents and applications relate to the composition and use of products, while other patents and applications related to other aspects such as manufacturing and quality control. For example, in the US we have 3 issued and 5 pending patent applications that relate to the composition and/or use of our DCVax products. We also have other U.S patents and applications that cover, among other things, quality control for DCVax, as well as an automated system which we believe will play a major role in the scale-up of production for large numbers of patients on a cost-effective basis. Similarly, in Europe, we have 3 patents issued by and 5 pending patent applications with the European Patent Office ("EPO") that cover our DCVax products, and other patents and applications that cover aspects such as manufacturing and quality control, and the automated system. In Japan, we have 3 issued patents and 4 pending patent applications relating to our DCVax products, as well as manufacturing related patents. Patents have been granted and are pending in other foreign jurisdictions we consider important potential future markets for our DCVax products.

During 2012, a dozen new patents, including one European and twelve other foreign patents, were issued to us as part of our worldwide patent portfolio. The newly issued patents covered a variety of subject matter, such as the proprietary activation for DCVax-Direct, the machines and systems to manufacture DCVax-Direct, certain processes for enhancing the potency of dendritic cells in general, certain measures of product quality, and other matters.

During 2013, 8 new patents, including 3 U.S. and 5 other foreign patents, were issued to us as part of our worldwide patent portfolio. The newly issued patents cover a variety of subject matter, such as the proprietary partial maturation for DC-Vax-Direct, the machine and systems to manufacture DCVax-Direct, and certain processes for enhancing the potency of dendritic cells in general, and other matters.

In September 2013, we announced that we had been issued U.S. patent #8,518,636, covering a next-generation process for manufacturing lower cost human dendritic cells of both a higher quality and higher reliability. This next generation system has already been cleared by the FDA for use in the manufacturing of dendritic cells for our clinical trials. These systems are now in use producing the vaccines which have already been injected into the tumors of DCVax-Direct patients.

The expiration dates of the issued U.S. patents in our portfolio relating to our DCVax products range from 2022 to 2026. The expiration dates of the issued European patents in our portfolio relating to our DCVax products range from 2022 to 2026. For some of the earlier dates, we plan to seek extensions of the patent life where available, and believe we have reasonable grounds for doing so.

In addition to our patent portfolio, we have obtained Orphan Drug designation for our lead product, DCVax-L for glioma brain cancers. Such designation brings with it a variety of benefits, including potential market exclusivity for seven years in the U.S. and ten years in Europe if our product is the first of its type to reach the market.

This market exclusivity applies regardless of patents (i.e, even if the company that developed it has no patent coverage on the product). In addition, the time period for such market exclusivity does not begin to run until product sales begin. In contrast, the time period of a patent begins when the patent is filed and runs down during the years while the product is going through development and clinical trials.

In order to qualify for these incentives, a company must apply for designation of its product as an “Orphan Drug” and obtain approval from the FDA, or its counterpart, abroad. In addition, for the market exclusivity, a product must be either the first of its kind for a particular disease to reach the market, or clinically superior to a product currently on the market. The U.S. and the European Union each granted an Orphan Drug designation for our DCVax-L product for GBM.